EXHIBIT 99.1

Yamana Gold Announces First Quarter 2018 Results, Start Up at Cerro Moro and an Update on the Plan for Select Development Opportunities at Chapada

TORONTO, May 02, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the first quarter 2018.

FIRST QUARTER HIGHLIGHTS

Gold equivalent ounce (“GEO”)(1) production from Yamana Mines(2) for the first quarter was 211,246, including 199,555 ounces of gold and 899,261 ounces of silver.  Total attributable gold production(3)  was 248,088 ounces of gold, including attributable production from Gualcamayo and Brio Gold Inc. ("Brio Gold").   The Company also produced 30.4 million pounds of copper.

First quarter costs for Yamana Mines included AISC on a by-product basis (4) of $714 per GEO; cash costs on a by-product basis (4) of $454 per GEO; and total cost of sales of $1,037 per GEO.  Refer to page 11 of this press release for additional information on costs by metal on a co-product and by-product basis.

Gold production exceeded plan for the first quarter with mine site costs in line with or better than plan.  The Company reiterates production and cost guidance for 2018, and continues to expect approximately 47 per cent of total gold production from Yamana Mines and 46 per cent of total copper production to be delivered in the first half of the year.  This production weighting is before consideration for the Company’s newest mine, Cerro Moro, where first ore was fed to the mill on April 25, 2018.  The start up is progressing well with milling rates and feed grades expected to ramp up through the second quarter with first doré expected in May.  First quarter activities at Cerro Moro have positioned the operation to deliver on production expectations in 2018.

Cerro Moro is expected to contribute meaningfully to Yamana’s planned growth at costs significantly below the Company’s current average cost structure.  This is expected to lead to a step change in cash flows and free cash flows beginning in the second half of 2018.

Net loss from operations for the three months ended March 31, 2018, was $160.6 million, with $160.1 million or $0.17 per share basic and diluted attributable to Yamana equityholders.  A summary of certain non-cash and other items is included in the table on page 3 of this press release, the most notable of which is a $168.2 million ($174.0 million before tax) non-cash accounting carrying value reduction related to Company’s interest in Brio Gold.

Adjusted cash flows from operating activities before net change in working capital(4) for the first quarter are $146.5 million. Cash flows from operating activities for the first quarter were $122.4 million and cash flows from operating activities before net change in working capital (4) were $206.4 million.  This includes a $67.9 million payment to settle certain tax contingencies in Brazil and $127.8 million received from the Company’s copper advanced sales program, both of which were previously reported on February 15, 2018.  Given the non-recurring nature of the tax payment and copper advance sales program, the Company believes adjusted cash flows more accurately represent the cash flows generated in the quarter.

The balance sheet as at March 31, 2018, includes cash and cash equivalents of $129.3 million, and available credit (excluding Brio Gold) of $827.8 million, for total liquidity to the Company of approximately $1.0 billion. Net debt(4) decreased by $163.5 million from December 31, 2017, notwithstanding capital expenditures while Cerro Moro was in development.  This results in an improved balance sheet coincident with the start up of Cerro Moro.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

  Gold equivalent ounces include gold plus silver at a ratio of 76.9:1.
  Yamana Mines include Chapada, El Peñón, Canadian Malartic, Minera Florida, Jacobina and Cerro Moro.
  Attributable production includes production from Gualcamayo and production commensurate to the Company's interest in Brio Gold, which for the first quarter of 2018 was a weighted average of 53.6%.
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements as described at the end of this press release. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q12018 and in Section 10 of the Company’s first quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR.

Summary of Certain Non-Cash and Other Items Included in Net Earnings

(In United States Dollars, per share amounts may not add due to rounding, unaudited)	Three Months Ended Mar 31st
	2018	2017
Non-cash unrealized foreign exchange losses	3.3	2.2
Share-based payments/mark-to-market of deferred share units	0.8	3.2
Mark-to-market on derivative contracts	(10.1)	0.4
Mark-to-market on investment and other assets	1.0	3.7
Revision in estimates and liabilities including contingencies	5.2	1.5
Gain on sale of assets	(39.3)	-
Impairment of mining and non-operational mineral properties related to Brio Gold	174.0	-
Financing costs paid on early note redemption	14.7	-
Reorganization costs	4.0	-
Other provisions, write-downs and adjustments	6.5	3.9
Non-cash tax unrealized foreign exchange losses/(gains)	4.8	(27.2)
Income tax effect of adjustments	5.3	3.2
TOTAL ADJUSTMENTS	170.2	(9.1)
Increase to earnings per share	0.18	-

Note: For the three months ended March 31, 2018, net earnings from continuing operations, attributable to Yamana Gold Inc. equityholders, would be adjusted by an increase of $170.2 million (2017 – decrease of $9.1 million).

The above table includes a non-cash accounting carrying value reduction totalling $168.2 million ($174.0 million before tax) in respect of the previously announced Brio Gold and Leagold Mining Corporation (“Leagold”) transaction.  The business combination of Brio Gold and Leagold, which received approval by Brio Gold shareholders on April 12, 2018, prompted a move to carry the Company’s interest in Brio Gold at market prices for the related shares as at March 31, 2018.  Upon completion of the transaction, and following the recently announced planned equity issue by Leagold, Yamana will own approximately 20.5% of Leagold.  The accounting adjustment to the carrying value of the Company’s Brio Gold shares does not reflect the ultimate impact to the Company, which will be based on the consideration value from the share prices when the plan of arrangement closes in the second quarter of 2018.  Additionally, the adjustment does not reflect the accretion to value that is anticipated as the combined entity will create an impressive mid-tier gold producer with assets in two proven mining jurisdictions, a strong production platform, built-in potential for growth and a proven management team well positioned to deliver future value increases.

CONSTRUCTION AND DEVELOPMENT

The Company continues to evaluate its medium-term development opportunities and foresees that after the completion of Cerro Moro and the Canadian Malartic Extension project there will be a significant reduction in expansionary capital.  This, when considered with the production growth at Cerro Moro and growth within the existing portfolio, positions the Company well to deliver on near-term step changes in cash flow and net free cash flow.  The net effect also positions the Company well to execute on its corporate objective to both reduce net debt and increase cash balances.  This cash-harvesting phase is expected to commence in 2018 and continue for at least the next several years.

The Company continues to target a leverage ratio of 1.5 or better.  Opportunities to reduce leverage below this target will be considered.

The Company is focused on improving cash flows and returns on invested capital. In that context, the Company’s development opportunities will be managed within the framework of the balance sheet objectives. In addition to the usual project gating items, project scheduling and expenditures will be sequential so as not to interfere with the Company’s balance sheet objectives and also the period of cash flow harvesting.  Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing.

Chapada

The Company continues to advance its exploration program with the objective of identifying higher-grade copper and gold opportunities that are proximal to the Chapada mine, completing infill drilling of the Sucupira and Baru deposits and advancing district scale targets.  Mineralization has been identified along a 15-kilometre trend with numerous prospective areas under consideration for further drilling.  An exploration update relating to this will be included with results for the second quarter of 2018.  Infill drilling in the Baru area is expected to reduce stripping ratios for the Sucupira deposit and drilling on oxide mineralization, such as Hidrotermalito, offers the potential for heap leaching opportunities. Additionally, there are significant near mine sulphide targets that the Company is pursuing to supplement the existing mine plan.

Notwithstanding the focus on the exploration potential to discover higher grade copper and gold areas, the Company has also advanced numerous projects that are expected to further enhance returns from the Chapada mine.

To this end, the Company has completed studies and evaluations on several of the development opportunities at Chapada. These opportunities range in scope from plant optimization initiatives to enhance copper and gold recoveries, to plant expansions to bring forward cash flows, and pit wall pushbacks to expose higher grade zones.  The completed study work included third party review of capital estimates and the inclusion of a significant contingency.  The study results justify progressing the opportunities to the next stage(s) of evaluation and development.

Given the nature of the opportunities, the projects can be considered on their own or as part of a phased development plan. This flexibility in approach allows the Company to balance the maximization of value at Chapada, with the allocation of capital across the broader Company portfolio. Primary, however, is that the Company’s development opportunities are to be managed within the framework of the balance sheet objectives.

The Company is outlining the opportunities, such as how it envisages their phasing, the expected production benefit, estimates for capital expenditures, and approximate timing based on the current level of engineering and logistical factors such as permitting. The Phase 1 - Plant  Optimization Work, as described below, has been approved with associated capital expenditures estimated at $9 million.

Engineering is being advanced for Phases 2 and 3, an expansion of the Chapada mill and pushback of the Chapada pit wall to expose higher grade Sucupira ores, respectively.  While review of these projects is progressing through the evaluation process, importantly, the Company does not anticipate the allocation of expansionary capital for these projects before 2021.

Based on the work completed to date, the Company estimates the phased plan will provide the foundation to sustain annual production in the range of 100,000 to 110,000 ounces of gold (not including contributions to gold production from identified higher grade areas of Suruca, which is a gold-only ore body) and 150 to 160 million pounds of copper until at least 2034, and represents an opportunity to deliver significant cash flow increases and cash flow returns on invested capital.  This represents an increase to the production outlook, as recently disclosed in the Chapada NI 43-101 Technical Report dated March 21, 2018.  Further project details are expected to be available in early 2019 with the completion of the Feasibility Study.  A development decision for Phase 2 is expected to follow in 2020.

A photo accompanying this announcement is available at
http://resource.globenewswire.com/Resource/Download/c861f991-5ece-433d-a90f-a5756e0b3550

Phase 1 - Plant Optimization Work Targeting Further Copper and Gold Recovery Improvements

During prior plant optimization projects in 2016 and 2017, which together have delivered an approximate 4% increase to both gold and copper recoveries, the Company determined that further optimizations would allow for additional gold and copper recovery improvements.

In late 2017 and through the first quarter of 2018, pilot plant flotation tests were conducted at Chapada that indicated scope for an additional 1.5% to 2.0% increase in gold and copper recoveries with the increase achievable through modifications to the cleaner tailings stream and the addition of new cells in the rougher/scavenger circuit. The Company plans to start the implementation of the Phase 1 - Plant Optimization Work in 2018 with completion expected by the second quarter of 2019. Expansionary capital is estimated at $9 million.

Phase 2 - Plant Expansion

Studies have been completed on expanding the Chapada processing plant capacity up to 32 million tonnes per annum (“Mtpa”) from the current capacity of 23 Mtpa.  These studies concluded that higher throughput can be achieved with the current flotation feed size of approximately 280 microns via the installation of the following new equipment: an additional ball mill, high pressure grinding rolls (HPGR), a pebble crushing circuit, an additional Vertimill, and additional cells in the flotation circuit.

The expansion of the mineral resource inventory in 2017, the realized and further expected improvements to gold and copper recoveries via Phase 1, and the inclusion of the existing and growing low-grade ore stockpiles for which recovery improvements also apply were factored into the analysis for the plant expansion.  At year-end 2017, the low-grade stockpiles totalled 88 million tonnes with grades estimated at 0.23% copper and 0.17 g/t gold.

A feasibility study has been  initiated for the Phase 2 plant expansion and is expected to be completed in early 2019. Expansionary capital for the plant expansion is currently estimated at approximately $140 million (which includes a significant contingency), with no significant expenditures expected before 2021 as suggested on the illustrative timeline.

Phase 3 - Pit Wall Pushback to Access Sucupira

Current production at Chapada is sourced entirely from the main Chapada area, which includes the Corpo Principal, Cava Norte, and Corpo Sul pits.  Future production is also expected to include the Sucupira deposit for which 46 million tonnes of Proven and Probable mineral reserves grading 0.27 g/t gold and 0.31% copper were included with the year-end 2017 mineral resource statement. The Company is evaluating opportunities to access additional higher-grade mineralization from Sucupira via a series of pushbacks on the north wall of the Chapada pit. This plan contemplates an additional 43 million tonnes of Sucupira mineralization grading 0.24 g/t gold and 0.36% copper.  While the series of pushbacks necessitate the movement of certain surface infrastructure, importantly, the expansion does not require significant fleet additions as mining rates already exceed plant capacity.  A feasibility study for Phase 3 is scheduled for completion in 2019. Based on current studies and the illustrative timeline, expected capital for the relocation of certain surface infrastructure is estimated at approximately $100 million with spending expected from 2024 to 2025. The first delivery of ore from Sucupira to the Chapada plant is expected in 2026, subject to  positive feasibility study and a decision to proceed in 2023.

Suruca - Gold-Only Oxide and Sulphide Development Opportunity

Concurrent with the multi-phase plan for Chapada, development of the gold-only Suruca oxides is being evaluated as a standalone heap leach operation for which a feasibility study has been completed, and separately as part of an integrated plan with the sulphide mineralization. The integrated scenario includes processing of the oxides through a heap leach and processing of the gold-only sulphides through a CIL plant.  Evaluation of the integrated option is progressing, including an exploration program designed to test known extensions of the sulphide mineralization. The Company expects to continue this exploration program through 2019. Results from the 2017 program and initial drilling as part of the 2018 program are showing extensions of the sulphide deposit to the west and in select, previously undrilled areas along the east flank of the deposit.

Under evaluation is a CIL plant with processing capacity of 8,000 tonnes per day (“tpd”) up to 13,000 tpd which would add meaningfully to gold production in the broader Chapada complex.  Suruca, either the standalone oxide or sulphide ore bodies, or the integrated scenario, is under consideration as a gold only opportunity independently of the other opportunities at the main Chapada operations.

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Health and safety are core to Yamana’s values evidenced by the continued commitment to the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near mine operations.

The Company deeply regrets the previously announced fatal motor-vehicle accident involving two employees of a local contractor at the Gualcamayo mine, Argentina. All operations and exploration sites reviewed the incident to ensure that employees in similar conditions understand the risk and that the safety controls both exist and are functioning. These fatalities are included in the Company's Total Recordable Injury Frequency Rate (“TRIFR”) of 0.72 for the first quarter of 2018, which is comparatively low by industry standards. TRIFR is calculated on 200,000 hours worked and includes employees and contractors.

GUALCAMAYO

The Company considers the contribution to cash flows from assets and whether or not the possible monetization of or other strategic alternatives for those assets may deliver more value than the immediate cash flows that they generate.  In line with the review, the Company initiated a plan of sale for its Gualcamayo mine in Argentina late in 2017.  In the meantime, mining operations continue efforts to right-size production at Gualcamayo.  Further options under consideration include various harvesting options that would maximize cash flows and consider the significant exploration long-term potential at Gualcamayo.

This may include an eventual depletion of the oxide resource with a move towards a care and maintenance plan for the asset and further evaluations on a number of prospective oxide targets that are proximal to the mine as well as additional studies on the Deep Carbonate project.  If, during the course of 2018, the Company does not receive a sale price that adequately reflects the strategic value of the asset, then the Company would move ahead with the latter options.

KEY STATISTICS

Key operating and financial statistics for the first quarter 2018 are outlined in the following tables.

Financial Summary (including Brio Gold on a 100% basis unless otherwise indicated)

	Three Months Ended Mar 31st
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2018	2017
Revenue	449.7	403.5
Cost of sales excluding depletion, depreciation and amortization	(259.2)	(238.0)
Depletion, depreciation and amortization ("DDA")	(104.1)	(106.0)
Total cost of sales	(363.3)	(344.0)
Mine operating earnings/(loss)	(16.6)	59.5
General and administrative expenses	(26.2)	(25.3)
Exploration and evaluation expenses	(3.8)	(4.0)
Net earnings/(loss)	(160.6)	1.0
Net earnings/(loss) attributable to Yamana Gold equity holders	(160.1)	-
Net earnings/(loss) - basic and diluted	(0.17)	-
Cash flow generated from continuing operations after changes in non-cash working capital	122.4	51.3
Cash flow from operations before changes in non-cash working capital	206.4	117.2
Revenue per ounce of gold	1,310	1,209
Revenue per ounce of silver	16.50	17.28
Revenue per pound of copper	2.56	2.35
Average realized gold price per ounce	1,328	1,220
Average realized silver price per ounce	16.93	17.29
Average realized copper price per pound	3.13	2.57

  For the three months ended March 31, 2018, the weighted average numbers of shares outstanding, basic and diluted, was 948,711 thousand.

Production, Financial and Operating Summary

	Three Months Ended Mar 31st
Gold	2018	2017
Total cost of sales per ounce sold - Yamana Mines	$1,035	$1,022
Total cost of sales per ounce sold - Attributable	$1,086	$1,056
Co-product cash costs per ounce produced - Yamana Mines	$667	$661
Co-product cash costs per ounce produced - Attributable	$724	$712
All-in sustaining co-product costs per ounce produced - Yamana Mines	$881	$927
All-in sustaining co-product costs per ounce produced - Attributable	$928	$936
By-product cash costs per ounce produced - Yamana Mines	$444	$565
All-in sustaining by-product costs per ounce produced - Yamana Mines	$703	$902
Silver	2018	2017
Total cost of sales per ounce sold	$15.20	$15.14
Co-product cash costs per ounce produced	$10.88	$10.36
All-in sustaining co-product costs per ounce produced	$13.83	$14.24
By-product cash costs per ounce produced	$8.01	$9.00
All-in sustaining by-product costs per ounce produced	$11.58	$13.72
Copper	2018	2017
Total cost of sales per copper pound sold - Chapada	$1.71	$1.79
Co-product cash costs per pound of copper produced - Chapada	$1.51	$1.78
All-in sustaining costs per pound of copper produced - Chapada	$1.65	$2.13

	Three Months Ended Mar 31st
Gold Ounces	2018	2017
Chapada	22,753	19,089
El Peñón	40,391	33,637
Canadian Malartic (50%)	83,403	71,382
Minera Florida	18,483	21,685
Jacobina	34,525	32,126
Cerro Moro	-	-
Total production - Yamana Mines	199,555	177,919
Brio Gold (attributable to Yamana)	24,687	41,886
Gualcamayo	23,846	37,728
TOTAL	248,088	257,533

	Three Months Ended Mar 31st
Silver Ounces	2018	2017
El Peñón	899,261	960,820
Cerro Moro	-	-
TOTAL	899,261	960,820

	Three Months Ended Mar 31st
Copper Pounds (million)	2018	2017
Chapada	30.4	26.5

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s first quarter 2018 Management’s Discussion & Analysis and Financial Statements, which have been filed on SEDAR and are also available on the Company’s website.

FIRST QUARTER 2018 CONFERENCE CALL

The Company will host a conference call and webcast on Thursday, May 3, 2018, at 8:30 a.m. ET.

First Quarter 2018 Conference Call

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	7856108

The conference call replay will be available from 12:00 p.m. ET on May 3, 2018, until 11:59 p.m. ET on May 18, 2018.

Qualified Persons

Scientific and technical information contained in this press release relating to operations at Chapada, Canadian Malartic and Jacobina has been reviewed and approved by Yohann Bouchard (Senior Vice President, Operations); relating to operations at El Peñón, Cerro Moro, Minera Florida and Gualcamayo has been  reviewed and approved by Carlos Bottinelli (Manager, Technical Services); and relating to exploration has been reviewed and approved by Henry Marsden (Senior Vice President, Exploration). Each of Messrs. Bouchard, Bottinelli and Marsden is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “Mineral Reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per ounce of gold produced on a co-product and by-product basis;
  Cash costs per ounce of silver produced on a co-product and by-product basis;
  Co-product cash costs per pound of copper produced;
  All-in sustaining costs per ounce of gold produced on a co-product and by-product basis;
  All-in sustaining costs per ounce of silver produced on a co-product and by-product basis;
  All-in sustaining co-product costs per pound of copper produced;
  Net debt;
  Net free cash flow;
  Adjusted cash flows from operating activities before net change in working capital;
  Average realized price per ounce of gold sold;
  Average realized price per ounce of silver sold; and
  Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes to the measures are duly noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP financial measure.  The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

By-Product and Co-Product Cash Costs
Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations.  Cash costs are computed on a weighted average basis, net of by-product sales and on a co-product basis as follows:

Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

  The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production.  These costs are then divided by gold and silver ounces produced.

Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

  Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.
  The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

Cash costs of copper on a co-product basis - shown on a per pound basis.

  Costs attributable to copper production are divided by commercial copper pounds produced.

By-Product and Co-Product AISC
All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.  Similarly, all-in sustaining by-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.

A reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Consolidated Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, co-product AISC of gold produced, co-product AISC of silver produced, co-product AISC of copper produced, by-product cash costs of gold produced, by-product cash costs of silver produced, by-product AISC of gold produced and by-product AISC of silver produced is provided in Section 14: of the MD&A for the three months ended March 31, 2018 and comparable period of 2017 which has been filed on SEDAR.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.  The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.  A reconciliation of Net Debt is provided in Section 14: of the MD&A for the three months ended March 31, 2018 and comparable period of 2017 which has been filed on SEDAR.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash.  The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.  A reconciliation of Net Free Cash Flow is provided in Section 14: of the MD&A for the three months ended March 31, 2018 and comparable period of 2017 which has been filed on SEDAR.

ADJUSTED CASH FLOWS FROM OPERATING ACTIVITIES BEFORE NET CHANGE IN WORKING CAPITAL

The Company uses the financial measures “Adjusted Cash Flows from Operating Activities before Net Change in Working Capital", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements.  Adjusted Cash Flows from Operating Activities before Net Change in Working Capital does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance by excluding certain items from cash flows from operating activities.  The presentation of Adjusted Cash Flows from Operating Activities before Net Change in Working Capital is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Cash Flows from Operating Activities before Net Change in Working Capital is calculated as the sum of cash flows from operating activities before changes in working capital subtracting the impact of advance payments on metal purchase agreement and other non-recurring cash items.  Reconciliations of Adjusted Cash Flows from Operating Activities before Net Change in Working Capital are below:

(In millions of US Dollars)	For the three months ended March 31
	2018	2017
Cash flows from operating activities	$122.4	$51.3
Net change in working capital	84.0	65.9
Cash flows from operating activities before net change in working capital	$206.4	$117.2
Less: Advance payments received on metal purchase agreement and unearned revenue	(127.8)	(4.4)
Add: Payments made related to the Brazilian tax matters	67.9	—
Adjusted cash flows from operating activities before net change in working capital	$146.5	$(112.8)

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements.  Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period.  The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments.  Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.  Reconciliations of average realized metal prices to revenue provided in Section 14: of the MD&A for the three months ended March 31, 2018 and comparable period of 2017 which has been filed on SEDAR.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.  This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense.  This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads.  Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  Working capital can be volatile due to numerous factors, such as the timing of payment and receipt.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.